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STATOIL

Statoil ASA

RECEIVED 2004 APR 28 A 9:22 OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024616

SUPPL

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period January 1 – March 31, 2004 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

Kari Veastad
Compliance Officer
kvea@statoil.com

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Enclosure
Press releases first quarter 2004
Annual year report 2003

4/28

[13.02.2004]

Expanding US LNG capacity - clarification

On Wednesday 11 February Statoil announced its letter of intent (LOI) with Dominion regarding the proposed expansion of the Cove Point liquefied natural gas (LNG) facility. The group is very pleased to have this special business opportunity.

Regrettably, Statoil's web site originally stated in error that the LOI with Dominion is "non-binding". While this mistake was quickly rectified on the web site, some news organisations had apparently picked up on, and reported, the error in their stories. This release is intended to correct the record.

The terms of the LOI are binding for the two companies. The Cove Point transaction is subject to the successful negotiation of a final agreement and approval by the supervisory bodies of both companies.

Statoil is pleased to continue working with Dominion for the group's important and expanding position in the US LNG and gas markets, with Cove Point as its anchor. The group is looking forward to further strengthening its excellent business relationship with Dominion.

Last modified 13.02.2004

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Statoil strengthened profitability in 2003

Statoil ASA (OSE: STL, NYSE: STO) delivered a reported income before financial items, other items, income taxes and minority interest of NOK 48.9 billion in 2003, as against NOK 43.1 billion the year before. This represents a 13 per cent increase. Net income for the year was NOK 16.6 billion as against NOK 16.8 billion in 2002.

Financial statements and review - fourth quarter 2003
MD&A
Presentation set
PDF-version
Webcast with acting chief executive Inge K Hansen

Income before financial items, other items, tax and minority interests for the fourth quarter of 2003 came to NOK 12.7 billion, compared with NOK 11.2 billion for the same period of the year before. Net income for the quarter amounted to NOK 4.3 billion as against NOK 4.5 billion in the same period of 2002.

Return on capital employed after tax[1] was 18.7 per cent compared with 14.9 per cent in 2002. Adjusted for special items[1], the return was 17.9 per cent as against 14.8 per cent. Normalised[1] for prices, margins and currency effects, the return came to 12.4 per cent compared with 10.8 per cent in 2002.

Earnings per share were NOK 7.64 per cent for 2003 as a whole compared with NOK 7.78 the year before, and NOK 1.98 for the fourth quarter of 2003 as against NOK 2.09 in the same period of 2002.

"We are continuing to deliver strong results, including new production records for both oil and gas in the fourth quarter," says acting chief executive Inge K Hansen. "Greater production than expected, higher oil and gas prices and good results from downstream operations strengthened our income before financial items by comparison with 2002. And we also witnessed a positive currency effect on financial items, although this was considerably smaller than in 2002. This means that our annual result was on a par with the year before."

(in millions, except share data)	Fourth quarter 2003 NOK	2002 NOK	change	2003 USD*	Year ended December 31, 2003 NOK	2002 NOK	change	2003 USD*
USGAAP income statement								
Total revenues	**65,392**	64,697	1%	9,810	**249,375**	243,814	2%	37,410
E&P Norway	**10,097**	9,907	2%	1,515	**37,589**	33,953	11%	5,639
International E&P	**325**	(772)	N/A	49	**1,702**	1,086	57%	255
Natural Gas	**1,757**	1,300	35%	264	**6,350**	6,428	(1%)	953
Manufacturing & Marketing	**598**	823	(27%)	90	**3,555**	1,637	117%	533
Other	**(125)**	(62)	(102%)	(19)	**(280)**	(2)	N/A	(42)
Income before financial items, other items, income taxes and minority interest	**12,652**	11,196	13%	1,898	**48,916**	43,102	13%	7,338
Net financial items	**1,344**	2,642	(49%)	202	**1,399**	8,233	(83%)	210
Other items	**0**	0	N/A	0	**(6,025)**	0	N/A	(904)
Income before income taxes and minority interest	**13,996**	13,838	1%	2,100	**44,290**	51,335	(14%)	6,644
Income taxes	**(9,666)**	(9,281)	(4%)	(1,450)	**(27,447)**	(34,336)	(20%)	(4,117)
Minority interest	**(44)**	(31)	42%	(7)	**(289)**	(153)	89%	(43)
Net income	**4,286**	4,526	(5%)	643	**16,554**	16,846	(2%)	2,483
Earnings per share	**1.98**	2.09	(5%)	0.30	**7.64**	7.78	(2%)	1.15
Weighted average number of ordinary shares outstanding	**2,166,143,715**	2,166,143,626			**2,166,143,693**	2,165,422,239		

	Fourth quarter 2003	2002	change	Year ended December 31, 2003	2002	change
Operational data						
Realized oil price (USD/bbl)	**29.4**	26.8	10%	**29.1**	24.7	18%
NOK/USD average daily exchange rate	**6.92**	7.32	(5%)	**7.08**	7.97	(11%)
Realized oil price (NOK/bbl)	**204**	196	4%	**206**	197	5%
Gas prices (NOK/scm)	**1.04**	0.94	11%	**1.02**	0.95	7%
Refining margin, FCC (USD/boe)	**3.8**	3.2	19%	**4.4**	2.2	100%
Total oil and gas production (1000 boe/day)	**1,214**	1,170	4%	**1,080**	1,074	1%
Total oil and gas liftings (1000 boe/day)	**1,179**	1,182	0%	**1,071**	1,073	0%
Proven reserves (mill boe)	-	-	-	**4,264**	4,267	0%
Reserve replacement (year)	-	-	-	**99%**	98%	1%
Reserve replacement (3 year average)	-	-	-	**95%**	78%	22%
Finding & development cost (USD/boe, year)	-	-	-	**7.7**	5.3	48%
Finding & development cost (USD/boe, 3 year average)	-	-	-	**5.9**	6.2	(5%)
Production (lifting) cost (USD/boe, last 12 months)	-	-	-	**3.2**	3.0	9%
Production (lifting) cost normalized (USD/boe, last 12 months)	-	-	-	**2.8**	2.9	(2%)

*Solely for the convenience of the reader, financial data for the fourth quarter and the year 2003 has been translated into US dollars at the rate of NOK 6.666 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2003.

The 13 per cent increase in income before financial items, other items, income taxes and minority interest primarily reflects higher realised prices for oil and gas measured in Norwegian kroner. These were up by five and seven per cent respectively. In addition come positive effects from the group's improvement programme and higher margins than in 2002 for downstream operations - which made a substantial contribution to results. Net financial income came to NOK 1.4 billion as against NOK 8.2 billion in 2002, a reduction of NOK 6.8 billion which primarily reflects a strengthening of the Norwegian krone by NOK 0.29 against the US dollar. Since the equivalent improvement in 2002 was NOK 2.05, the currency gain, largely unrealised, on the Statoil group's long-

term debt, was substantially smaller in 2003.

Oil and gas production averaged 1,080,000 barrels of oil equivalent per day (boe/d) in 2003, as against 1,074,000 boe/d the year before. Equivalent figures for the fourth quarter were 1,214,000 and 1,170,000 boe/d.

Income taxes totalled NOK 27.4 billion compared with NOK 34.3 billion for 2002. Adjusted for special items, the 2003 figure came to NOK 34.2 billion - equivalent to a tax rate of 67.9 per cent as against 66.9 per cent the year before. Corresponding figures for the fourth quarter were NOK 9.7 billion in 2003, equivalent to a rate of 69.1 per cent, as against NOK 9.3 billion and 67.1 per cent the year before.

Statoil has identified a number of improvement measures considered necessary for reaching its target of a normalised return of 12 per cent on capital employed in 2004. At 31 December 2003, the effect of the measures taken is calculated to contribute annual improvements from 2004 of NOK 2.8 billion. That compares with the final target of NOK 3.5 billion, and the programme is progressing as planned.

Remaining proven reserves at 31 December 2003 came to 4,264 million boe as against 4,267 million boe a year earlier. This represents a reduction of three million boe. New reserves of 392 million boe were added during the year, and the reserve replacement rate was 99 per cent compared with 98 per cent in 2002. The average replacement rate for the past three years was 95 per cent.

Nine wildcat and appraisal wells were completed on the Norwegian continental shelf in 2003, yielding six discoveries. Internationally, 14 wildcat and appraisal wells were completed and yielded 11 discoveries.

Three Norwegian fields came on stream in October - Mikkel and Vigdis Extension, operated by Statoil, and Fram West operated by Hydro. With accounting effect from 1 January 2004, Statoil has acquired Hydro's 10 per cent holding in the Snøhvit field in the Barents Sea. Also acquiring Svenska Petroleum's 1.24 per cent interest raises the group's stake in this field to 33.53 per cent. Statoil sold two per cent of its Kristin holding to Hydro.

Internationally, Angolan fields Jasmim in block 17 and Xikomba in block 15 began producing on schedule during November 2003. An important milestone for Statoil's international operations was a purchase agreement in Algeria, where the group will serve as joint operator for two major gas fields. This acquisition has been approved by the European Union, and the necessary consent of the Algerian authorities is now awaited.

Development of the Ormen Lange gas field in the Norwegian Sea was sanctioned by the licensees on 4 December 2003, along with the construction of the Langeled pipeline from Nyhamna on the mid-Norwegian coast to Easington in the UK. The southern leg of this line, from Sleipner East in the North Sea to Easington, is due to become operational in 2006. Ormen Lange is scheduled to begin production in 2007.

Two fatal accidents involving contractor personnel hit the business in 2003. The total recordable injury frequency per million working hours for Statoil and contractor personnel was 6.0 in 2003, on a par with the previous year. The serious incident frequency per million working hours improved from 3.8 in 2002 to 3.2 in 2003. Statoil's own employees show good progress for health, safety and the environment.

Norway's National Authority for Investigation and Prosecution of Economic and Environmental Crime has brought a preliminary charge against Statoil ASA alleging violations of the Norwegian general civil penal code provision concerning illegal influencing of foreign government officials. The authority is conducting an investigation to clarify whether any crime has been committed over a consultancy agreement concluded by Statoil in 2002 with Horton Investment relating to business development in Iran. Statoil has also been notified by the US Securities and Exchange Commission (SEC) that it is conducting an inquiry into the consultancy agreement to determine whether any violations of US federal securities law have occurred.

Further information from:

Press:
Wenche Skorge, +47 51 99 79 17 (office), +47 91 87 07 41 (mobile)
Kristin Bremer Nebben, +47 51 99 13 77 (office), +47 95 72 43 63 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)
Thore E Kristiansen, +1 203 978 6950 (office), + 47 91 66 46 59 (mobile)

1) Adjustments

Capital employed is calculated as follows:

	At December 31, 2003	At December 31, 2002	At December 31, 2001
Shareholders' equity, minority interest, short- and long-term debt less cash, cash equivalents and short term investments	94,063	83,726	88,607
Adjusted for project loan	(1,500)	(1,567)	(1,257)
Capital employed	92,563	82,159	87,350

The return on capital employed (ROACE) is calculated as follows:

	Year 2003	ROACE %	Year 2002	ROACE %
Net income	16,554		16,846	
Minority interest, net financial items after tax and miscellaneous	(207)		(4,199)	
Net income used in ROACE calculation	16,347	18,7%	12,647	14,9%
Adjustments	(687)	(0,8%)	(144)	(0,2%)
Net income used in ROACE, adjusted	15,660	17,9%	12,503	14,8%
Effect of normalised prices, refining margins, exchange rates and other	(5,250)	(5,5%)	(3,386)	(4,0%)
Net income used for normalised ROACE	10,410	12,4%	9,117	10,8%
Average capital employed	87,361		84,755	
Average capital employed, normalised for Algeria	83,939			

Adjustments year 2003 consists of:
Net effect of repealing of the Removal Grants Act, NOK 0.7 billion after tax

Adjustments year 2002 consists of:
Sale of operations in Denmark, NOK 1.0 billion before tax, NOK 0.7 billion after tax
Write down of LL652 by NOK 0.6 billion after tax

Financial statements and review - fourth quarter 2003
MD&A
Presentation set
PDF-version
Webcast with acting chief executive Inge K Hansen

Published 11.02.2004 08:30:00